SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            OEC Medical Systems, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    670828102
                                 (CUSIP Number)

                              Mara H. Rogers, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                             New York, NY 10103-3198
                                 (212) 318-3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 3, 1999
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |x|.

     Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

                                          (Continued on following pages)

                                               (Page 1 of 9 Pages)
------------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  670828102            13D                          Page 2 of 9 Pages



    1     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

          Forstmann-Leff Associates Inc.
          13-3131718

    2     Check the Appropriate Box if a Member of a Group*
                                (a) [ ]

                                (b) [ ]

    3     SEC Use Only


    4     Source of Funds*
          OO

    5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


    6     Citizenship or Place of Organization

          New York
                                7    Sole Voting Power
        NUMBER OF                    236,020 shares
          SHARES
       BENEFICIALLY             8    Shared Voting Power
         OWNED BY                    2,788,200 shares
           EACH
        REPORTING               9    Sole Dispositive Power
          PERSON                     243,835 shares
           WITH
                               10    Shared Dispositive Power
                                     2,794,100 shares

   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          3,037,935 shares (includes shares beneficially owned by FLA Advisers L.L.C., FLA Asset Management Inc. and Stamford Advisers Corp.)

   12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                 [ ]

   13     Percent of Class Represented by Amount in Row (11)
          23.8%

   14     Type of Reporting Person*
          IA, CO

--------  ----------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  670828102            13D                          Page 3 of 9 Pages



   1     Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         FLA Advisers L.L.C.
         13-3942422
   2     Check the Appropriate Box if a Member of a Group*
                               (a) [ ]

                               (b) [ ]
   3     SEC Use Only


   4     Source of Funds*
         OO

   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

   6     Citizenship or Place of Organization

         New York
                                7    Sole Voting Power
        NUMBER OF                    None
          SHARES
       BENEFICIALLY             8    Shared Voting Power
         OWNED BY                    2,788,090 shares
           EACH
        REPORTING               9    Sole Dispositive Power
          PERSON                     None
           WITH
                               10    Shared Dispositive Power
                                     2,788,090 shares


  11     Aggregate Amount Beneficially Owned by Each Reporting Person

          2,788,090 shares (includes shares beneficially owned by Stamford Advisers Corp.)

  12      Check if the Aggregate  Amount in Row (11) Excludes Certain Shares*
                                  [ ]

  13     Percent of Class Represented by Amount in Row (11)
         21.9%

  14     Type of Reporting Person*
         IA, OO

-------  -----------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  670828102            13D                          Page 4 of 9 Pages



   1     Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         FLA Asset Management Inc.
         13-29256626

   2     Check the Appropriate Box if a Member of a Group*
                               (a) [ ]

                               (b) [ ]

   3     SEC Use Only


   4     Source of Funds*
         OO

   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

   6     Citizenship or Place of Organization

         Delaware
                                7    Sole Voting Power
        NUMBER OF                    None
          SHARES
       BENEFICIALLY             8    Shared Voting Power
         OWNED BY                    7,700 shares
           EACH
        REPORTING               9    Sole Dispositive Power
          PERSON                     None
           WITH
                               10    Shared Dispositive Power
                                     13,600 shares


  11     Aggregate Amount Beneficially Owned by Each Reporting Person
         13,600 shares

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                [ ]

  13     Percent of Class Represented by Amount in Row (11)
         0.1%

  14     Type of Reporting Person*
         IA, CO

-------  -----------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  670828102            13D                          Page 5 of 9 Pages



   1     Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Stamford Advisers Corp.
         13-3421433

   2     Check the Appropriate Box if a Member of a Group*
                               (a) [ ]

                               (b) [ ]

   3     SEC Use Only


   4     Source of Funds*
         OO

   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

   6     Citizenship or Place of Organization

         New York
                                       7      Sole Voting Power
            NUMBER OF                         None
             SHARES
          BENEFICIALLY                 8      Shared Voting Power
            OWNED BY                          24,700 shares
              EACH
            REPORTING                  9      Sole Dispositive Power
             PERSON                            None
              WITH
                                      10      Shared Dispositive Power
                                              24,700 shares

  11     Aggregate Amount Beneficially Owned by Each Reporting Person
         24,700 shares

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                [ ]

  13     Percent of Class Represented by Amount in Row (11)
         0.2%

  14     Type of Reporting Person*

         IA, CO
-------  ------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 6 of 9 Pages


Preliminary Note


     This Amendment No. 1 ("Amendment No. 1") amends the Statement on Schedule 13D ("Schedule 13D") filed on April 1, 1999 by Forstmann-Leff Associates Inc., FLA Advisers L.L.C. ("FLA Advisers"), FLA Asset Management Inc. and Stamford Advisers Corp.(collectively, the "reporting persons"), with respect to their beneficial ownership of common stock, par value $0.01 per share (the "Common Stock") of OEC Medical Systems, Inc. (the "Issuer"). This Amendment No. 1 is being filed to report that, as indicated in Item 5(d), effective as of May 3, 1999, the interest in the Common Stock of the Issuer of one of FLA Advisers' clients, FLA International Fund, Ltd., a Bermuda investment company, increased to more than five percent of the total outstanding Common Stock of the Issuer. There has been no change in the information set forth in the Schedule 13D in response to Items 1, 2, 4 and 6 of the Schedule 13D. Accordingly, those items are omitted from this Amendment No. 1. Capitalized terms used herein and not defined herein have the meaning ascribed thereto in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

     Since the filing of the Schedule 13D, Forstmann-Leff Associates, Inc. used funds derived from clients' assets under management at an aggregate cost, including brokerage commissions, of $76,072.50, to purchase 3,150 shares of Common Stock of the Issuer.

                                Page 7 of 9 Pages



Item 5.  Interest in the Securities of the Issuer

(a)      See Items 11 and 13 of the cover pages attached hereto.

(b)      See Items 7, 8, 9 and 10 of the cover pages attached hereto.

(c) Since the filing of the Schedule 13D, the following transactions involving the Issuer's Common Stock were effected by the reporting persons:

     On April 20, 1999, Forstmann-Leff Associates Inc. purchased in the open market 510 shares of the Issuer's Common Stock at a price per share of $25.25.

   On May 3, 1999, Forstmann-Leff Associates Inc. purchased in the open market 2,640 shares of the Issuer's Common Stock at a price per share of $23.94.


(d) Various clients of the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer. No one client's interest in the Common Stock of the Issuer is more than five percent of the total outstanding Common Stock, other than for FLA International Fund, Ltd., a Bermuda investment company, which holds a 5.6% interest in the Common Stock of the Issuer. This Amendment No. 1 is being filed to report that, effective as of May 3, 1999, FLA International Fund, Ltd.'s interest in the Common Stock of the Issuer increased to more than five percent of the total outstanding Common Stock of the Issuer.

(e)      Not applicable.

         The number of shares beneficially owned by each of the reporting persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the reporting persons is based on 12,753,477 outstanding shares of the Issuer's Common Stock as of March 1, 1998, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as filed with the Securities and Exchange Commission on March 25, 1999.


Item 7.  Materials to be Filed as Exhibits

         Exhibit A.  Agreement of Joint Filing.

                                Page 8 of 9 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 1999

                                                  FORSTMANN-LEFF ASSOCIATES INC.


                                                  By: /s/ Peter A. Lusk
                                                          Peter A. Lusk
                                                     Executive Vice President



                                                  FLA ADVISERS L.L.C.


                                                  By: /s/ Peter A. Lusk
                                                          Peter A. Lusk
                                                         Managing Member


                                                  FLA ASSET MANAGEMENT INC.

                                                   By: /s/ Peter A. Lusk
                                                           Peter A. Lusk
                                                    Executive Vice President

                                                  STAMFORD ADVISERS CORP.


                                                  By: /s/ Peter A. Lusk
                                                          Peter A. Lusk
                                                           President

                                Page 9 of 9 Pages

                                                                       Exhibit A

                            AGREEMENT OF JOINT FILING

         The undersigned, Forstmann-Leff Associates Inc., FLA Advisers L.L.C., FLA Asset Management Inc. and Stamford Advisers Corp., hereby agree to the joint filing with all other reporting persons (as such term is defined in Schedule
13D) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of OEC Medical Systems, Inc. and that this Agreement be included as an Exhibit to such filing made on their behalf.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 10th day of May, 1999.

                                                  FORSTMANN-LEFF ASSOCIATES INC.

                                                  By: /s/ Peter A. Lusk
                                                          Peter A. Lusk
                                                    Executive Vice President


                                                  FLA ADVISERS L.L.C.

                                                  By: /s/ Peter A. Lusk
                                                          Peter A. Lusk
                                                         Managing Member


                                                  FLA ASSET MANAGEMENT INC.

                                                  By: /s/ Peter A. Lusk
                                                          Peter A. Lusk
                                                        Executive Vice President


                                                  STAMFORD ADVISERS CORP.

                                                  By: /s/ Peter A. Lusk
                                                          Peter A. Lusk
                                                            President